Exhibit 4.59
EXCLUSIVE REQUIEM ONLINE
LICENSE AND DISTRIBUTION AGREEMENT
THIS EXCLUSIVE REQUIEM ONLINE LICENSE AND DISTRIBUTION AGREEMENT (hereinafter referred to as “Agreement”) is made and entered into on this 21st day of February, 2008 (hereinafter referred to as “Effective Date”), by and between Gravity Co.,Ltd (hereinafter referred to as “Licensor”) a corporation duly organised and existing under the laws of the Republic of Korea (hereinafter referred to as “Korea”) and having its offices at 15F, Nuritkum Square Business Tower. 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea (hereinafter to as “Korea”)and Gravity Interactive, Inc., a corporation duly organized and existing under the laws of United States of America(USA) and having its offices at 4499 Glencoe Avenue Marina Del Rey, CA 90292, USA (“Licensee”)
RECITALS:
WHEREAS, Licensor has developed and owns all rights in computer programs of online game “Requiem Online” (“Game”);
WHEREAS, Licensee desires to enter into an exclusive license agreement with Licensor under the mutual conditions specified herein pursuant to which Licensee will make the Game available to End Users in the Territory specified below; and
WHEREAS, Licensor desires to grant such license to Licensee under the mutual terms and conditions herein below specified.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the parties hereto agree as follows:
Article 1
Definitions
The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.
1.1	“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements hereto.

1.2	“Licensor” shall mean Gravity Co., Ltd.

1.3	“Licensee” shall mean Gravity Interactive, Inc.

1.4	“Confidential Information” shall mean all materials, know-how, software or other similar types of information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and Technical Information as defined in this Agreement, as well as all information which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

1.5	“End Users” shall mean the users of the Game through a network game service system established and operated by Licensee with individually assigned ID Numbers for each End User.

1.6	“Game” shall have the meaning stipulated in the recitals above, including any modified or advanced version of the Game distributed by Licensor for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or sequel to the Game which may be developed or distributed by Licensor after the execution of this Agreement shall be clearly excluded from the scope of this Agreement.

1.7	“ID Number” shall mean an identification number assigned to each End User, with which such End User can access and use the network game service system established and operated by Licensee.

1.8	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights in or related to the Game or Technical Information.

1.9	“Local Language” shall mean standard spoken English as used in the Territory.

1.10	“Local Version” shall mean the Game provided in the Local Language.

1.11	“Parties” and “Party” shall mean Licensor and Licensee, collectively, individually, and respectively.

1.12	“Servers” shall mean the servers established, installed and operated by Licensee within the Territory only for the service of Game to End Users in the Territory.

1.13	“Gross Sales Amount” shall mean the total sales amount paid by End Users for the Game without deducting any tax or distribution commission.

1.14	“Service Sales Amount” shall mean the amount with the deduction of 10% of value added tax(VAT) and the Wholesaler-Discounts granted under this Agreement from the Gross Sales Amount.

1.15	“Prepaid Cards” shall mean the tangible or intangible cards containing a unique code or other unique identifying information purchased by End Users to access the Game, as generated by Licensee in its sole and exclusive discretion.

1.16	“Wholesaler-Discounts” shall mean the discounts which are allowed by Licensee to wholesalers in the Game market; provided, however, that (i) if the payment by End Users is made by way of off-line prepaid card through a conventional sales channel, including but not limited to computer game rooms, computer stores, convenient stores, Wholesaler-Discounts granted to any wholesaler shall not exceed thirty percent (30%)

of the face value of such off-line prepaid card, (ii) if the payment by End Users is made by way of on-line prepaid card through an online sales channel, including but not limited to internet home shopping malls, Wholesaler-Discounts granted to any wholesaler shall not exceed fifteen percent (15%) of the face value of such on-line prepaid card, and (iii) if the payment by End Users is made through neither a conventional sales channel nor an online sales channel, the rate of Wholesaler-Discounts shall be determined by mutual agreement between Licensor and Licensee.
1.17	“Billing System” shall mean the calculation computer program to be installed in necessary units of computers of the Licensee in order to calculate the Gross Sales Amount.

1.18	“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and the installation, operation, maintenance, service and use thereof.

1.19	“Daily Average Concurrent User” shall mean the average number between highest number and lowest number of the users logged simultaneously in the Game daily in the Territory.

1.20	“Territory” shall mean the territory of the following North American countries or North American continent country-groups:
(a)	United States of America

(b)	Canada
1.21	“Game Point” shall mean cyber points upon Prepaid cards or accounts of End Users.

1.22	“Closed Beta Test” shall mean the the secured and non-public testing of the beta version of the localized Game by a select group of the End Users prior to the Open Beta test, which is to be performed by Licensee in the Territory.

1.23	“Open Beta Test” shall mean the secured testing of the beta version of the localized Game by offering the Game to the general public for free trial for a limited period of time prior to the Commercial Launch Date of the Online Game, which is to be performed by Licensee in the Territory
Article 2
Grant of License
2.1	Licensor hereby grants to the Licensee, and the Licensee hereby accepts from the Licensor, under the terms and conditions set forth in this Agreement, a non-transferable, exclusive and royalty-bearing license within the Territory which shall be irrevocable during the period of this Agreement so long as Licensee maintains in substantial compliance with the material terms hereof, to do any or all of the following:
(1)	To maintain and operate the Game within the Territory, and to grant Subscriptions to Subscribers to access the Game within the Territory;

(2)	To reproduce, in object code form only, and to market, distribute and sell to Subscribers or potential Subscribers, the Client Software in CD-ROM or DVD-ROM medium format or through the Internet; and

(3)	To generate, market, promote, sell and distribute Prepaid Cards in accordance with market demands.
2.2	Licensee acknowledges and agrees that it has no rights or claims of any type to the Game except such rights granted by this Agreement, and the Licensee irrevocably waives and releases any claim to title and ownership rights (including trade secret and copyright ownership) in the Game.

2.3	Unless explicitly approved in writing by the Licensor, the Licensee shall have no right to sublicense the rights granted under Article 2

2.4	Licensee is permitted to appoint sub-distributors to market, promote, sell and distribute the client software in CD-ROM or DVD-ROM medium and the Prepaid Cards for the Locals Service, provided that Licensee agrees to be responsible for each sub-distributor’s compliance with all of the terms and conditions contained herein applicable to Licensee. Licensee will not knowingly appoint the sub-distributors who intend or are likely to resell them outside the Territory.

2.5	Any service, use, promotion, distribution and marketing of the Game outside the Territory and any use of the Technical Information for any purpose other than the purpose contemplated in this Agreement are strictly prohibited and result in breach to this Agreement.

2.6	Licensee shall provide Game services only by way of the PC on-line method (excluding mobile access) using the Servers. However, in consideration of the current level of development of information technology in the Territory, which primarily operates on a narrow-band basis, Licensee shall be allowed to make Game services available by use of its own available equipment. Licensor shall provide Licensee detailed technical specifications for the hardware, software, and network connections required for the Game. Both Parties shall use commercially reasonable efforts to modify and upgrade the foregoing technical specifications so as to optimize the performance of the Game within the Territory.

2.7	The Game shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (“Title”) as originally created and used by Licensor, and/or as modified herein pursuant to the terms of Article 2.7. Notwithstanding the foregoing, if a change to any of the foregoing Titles is required as a result of any special lingual or social circumstance of the Territory, the Parties shall decide and use a new Title (“New Title”) for the Game. All of the rights in or to the Title and New Title shall be exclusively owned by Licensor and Licensee shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Licensor.

2.8	All of the rights in or to the Game, except as granted under this Agreement, including but not limited to the rights to the character business of the Game, shall remain exclusively with Licensor. However, Licensor will grant to Licensee the right of first negotiation for a period of sixty (60) days from Licensor’s decision to do so, the right to produce and/or sell and distribute in the Territory merchandise relating to the Game, including, but not limited to, character dolls, reproductions of the characters in collaterals, and other similar types of toys, gifts, collectibles, and other types of durable merchandise, as well as such other accessories, under a separate merchandising agreement. Such right of first negotiation shall include the right of Licensee to match any reasonable and bona fide offer received by Licensor from any third party.
Article 3
Delivery of Game and Localization
3.1	Subject to the terms and conditions of this Agreement, Licensor shall provide Licensee with its reasonable assistance and cooperation, including technical assistance, in order to enable a launch of the beta service and commercial service of the Game in the Territory.

3.2	Licensor shall deliver to Licensee all localization materials, including game texts, scripts, manual texts, documentation, marketing materials and/or image (the “Localization Materials”) for the Game in English language as needed for Licensee to localize the Game into Local Language for the exploitation of the Game within the Territory.

3.3	Upon receipt of the Localization Materials, Licensee shall, at its own expense, perform translation and/or recordings of the Localization Materials into the Local Language to the reasonable satisfaction of Licensor (“Translations”). The Translations shall be made faithfully and accurately, shall be of good quality and shall consist of the whole of the textual, graphical and audio material provided in the Localization Materials, without alteration, abridgment, or supplement, unless Licensee has received the express written consent of Licensor approving such modification.

3.4	In case the Translations or contents of the Game requires modification because it may contain false, misleading, fraudulent, libelous or obscene matter or other matter which is unlawful or which will give rise to a criminal or civil cause of action and/or will otherwise be considered obscene, inappropriate, or offensive to the sensibilities of the subscribers located in the Territory due to cultural morals and norms, Licensee shall inform Licensor of such required modifications and the reasons thereof and Licensor shall consent to such modifications so long as such modifications do not materially change the original work and/or concept.

3.5	Approval: Licensor reserves the right to approve the Translations before integration pursuant to Article 3.7 below. Licensee will submit the Translations to Licensor for review. Licensor shall then provide, within a reasonable amount of time, its acceptance or comments detailing modifications to the Translations, and Licensee shall effect any modifications directed by Licensor and, as soon as reasonably practicable, shall re-submit the new Translations for approval by the Licensor and the above approval procedure shall be repeated until such items are approved by the Licensor.

3.6	Expenses: All costs and expenses arising from the performance of Licensee’s obligations in this Article 3 shall be borne by Licensee, including the costs of compensating all translators. Licensee agrees to obtain from all translators proper written grants of all rights to their works.

3.7	Schedule to service: Licensor and Licensee install Local Version at its servers in Territory for a test of operation, not later than (30) days from the date of execution of this Agreement. The close beta test of the Game shall commence not later than (60) days from the date of signed execution of this Agreement. Licensee shall launch the open beta test of the Game in the territory within (60) days from the date of launch of the close beta test of the Game, and the commercial service of the Game in the Territory within (90) days from the date of launch of the open beta test of the Game. The Parties agree to cooperate with each other and exert their best efforts to launch the services of the Game in accordance with the above schedule in this Article Section 3.7. The above target dates for launching the services of the Game may be changed by mutual agreement between the Parties.

3.8	The Game shall be serviced in the Territory only in the manners permitted by Licensor under this Agreement. Licensee shall be strictly prohibited from any modification, amendment or revision of any part of the Game including the title of the Game and the name of the characters in the Game, without the prior written approval of Licensor.

3.9	Billing System: Licensee’s Billing System must be tested, analyzed and approved by Licensor prior to being used in the Game. If the Licensee’s Billing System is considered suitable for the Game by Licensor, such Billing System shall be applied to the Game. If Licensee’s Billing System has unavoidable or other serious technical conflicts against the Game and may cause serious problem for the Game service, Licensee shall agree to use a Billing System recommended by Licensor for the purpose to mutually manage the local billing transparently. Upon Licensee’s request, Licensor shall send its billing account manager to synchronize Billing System with the Game and incurring expense for this procedure shall be borne by Licensor. Licensee shall approve the real-time access of Licensor to the Billing System under this Agreement.
Article 4
Installation and Technical Support
4.1	Technical Support: During the term of this Agreement, Licensor shall provide Licensee with the installation and maintenance assistance and support as needed and requested by Licensee, sufficient enough to enable the Licensee to provide and maintain high-quality service for the Game. This assistance shall include, but not limited to, software installation and set-up, maintenance support, patches and updates used by the Game software, reasonable and appropriate support and assistance for the localization of the Game into the Local Version, training Licensee’s personnel in respect of the maintenance and operation of the software for the Game provided that, any and all expenses actually incurred by any engineers dispatched by Licensor to perform the above installation and maintenance assistance in this Article 4.1, including, without limitation, lodging, and other general living expenses incurred during their stay at Licensee’s premises, shall be borne by Licensee.

4.2	During the term of this Agreement, Licensor shall receive Licensee’s personnel in its office in the Republic of Korea for training with respect to the installation and service of the software for the Game and the installation, maintenance and operation of the Servers upon Licensee’s request. The number of the trainees from Licensee shall not exceed three (3) persons at one time and the total period of training shall not exceed seven (7) man-days (based on eight (8) hours of training per trainee per day) per person sent, unless otherwise agreed in writing by Licensor. All of the expenses for travel, lodging, food and other general living expenses incurred by such sent personnel of Licensee shall be borne by Licensee. Engineers sent by Licensor to Licensee shall provide training to any local staff if necessary.

4.3	Any further assistance may be rendered by Licensor upon mutual agreement of the Parties and shall last until the end of commercial service of the Game.
Article 5
Payment and Taxes
5.1	License Fee

Licensee shall pay to Licensor a non-recoupable and non-refundable license fee (“License Fee”) in the amount of Two Hundred Thousand United States Dollars (US$200,000) in accordance with the following schedule and subject to the terms of this Agreement:
Within Fourteen (14) calendar days from the Effective Date and Licensee’s receipt of a written invoice in such amount from Licensor, the sum of Twenty Thousand US$ (US$20,000).

Within Fourteen (14) calendar days after the commencement of the commercialization service of the Game and Licensee’s receipt of a written invoice in such amount from Licensor, the sum of Thirty Thousand US$ (US$30,000).

Within Forty (40) calendar days after the commencement of the commercialization service of the Game and Licensee’s receipt of a written invoice in such amount from Licensor, the sum of Fifty Thousand US$ (US$50,000).

Within Sixty (60) calendar days after the commencement of the commercialization service of the Game and Licensee’s receipt of a written invoice in such amount from Licensor, the sum of Fifty Thousand US$(US$50,000).

Within Ninety (90) calendar days after the commencement of the commercialization service of the Game and Licensee’s receipt of a written invoice in such amount from Licensor, the sum of Fifty Thousand US$(US$50,000).
5.2	Royalty Payment and Report

Upon Licensee’s receipt of Licensor’s written invoice, Licensee shall pay to Licensor as

Royalty Payments Twenty Five percent (25%) of the Service Sales Amount during the commercial period of this Agreement. Subject to Article 5.2 below, the Royalty Payment shall be paid by Licensee on a monthly basis within Twenty (20) days after the end of the applicable month. The Royalty Payment shall be deemed made upon presentation by Licensee of remittance confirmation or notice to Licensor of payment. Unless Licensor actually receives the remitted amount, the Royalty Payment shall not be deemed to have been paid. Licensee may not set-off the Royalty Payment against any claims Licensee may have against the Licensor. Licensee shall also provide Licensor with a report (“Royalty Report”) on a monthly basis within Fifteen (15) days after the end of the applicable month. Each Royalty Report shall contain detailed information concerning the calculation of Service-Sales Amount for the applicable month.

5.3	Manner of Payment: Any and all payments under this Agreement by Licensee to Licensor shall be made in US Dollars (USD) and by wire transfer to any bank account designated by Licensor.

5.4	Interest: In the event any payment is not made by Licensee within the due date described in this Agreement, a default interest at the rate of eighteen percent (18%) per annum of the actual amount of the delayed payment shall be applied. For the avoidance of doubt, Licensor’s entitlement to such Default Interest pursuant to this Article 5.4 shall not affect any of the other rights of Licensor under this Agreement.

5.5	Taxes: Any and all taxes including the sales tax, income tax on any payment to Licensor under this Agreement shall be borne by Licensee. However, Licensee is allowed to withhold the amount of withholding tax up to Twenty Two percent (22%: Federal 15% and State 7%) from the respective payment made to Licensor under this Agreement only if Licensor is entitled to receive such payments as a tax credit under the relevant laws of the Republic of Korea or any existing tax treaty between the respective countries of operation of Licensor and Licensee. In the event that any amount is withheld for the tax payment under this Article 5.5, Licensee shall promptly inform Licensor of such payment and provide Licensor with a certification issued by the relevant tax authorities with respect to the relevant payment. Any withholding tax in excess of the aforesaid limit shall be borne by Licensee, and shall not be deducted from the actual payment amount.
Article 6
Report & Audit
6.1	Licensee shall provide Licensor with all relevant and non-privileged information pertaining to the development of its business in relation to the Game. Without limiting the generality of the foregoing, Licensee shall inform Licensor promptly in the event of its launch of the beta service or the commercial service of the Game.

6.2	Licensee shall provide Licensor with a monthly report (the “Monthly Report”) within fifteen (15) days after the end of the applicable month in writing on its business activities in relation to the Game, including, but not limited to, the number of End User, the fees charged by Licensee, the total service amounts for the pertinent month, advertising activities and the expenses thereof, complaints received from End Users and market trends in the Territory.

6.3	Licensee shall keep all of their records, including all contractual, accounting documents, company related documents in relation to its business and other activities related to this Agreement in its principal offices during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement.

6.4	During the term of this Agreement and for five (5) years after the expiration or termination hereof, Licensor may by itself or through an accountant designated by Licensor investigate and audit the accounting documents of Licensee with respect to its Game business upon fourteen (14) days prior written notice to Licensee. For this purpose, Licensor may request Licensee to produce relevant documents, and may visit Licensee’s office and make copies of Licensee’s documents. Licensee shall provide all assistance and co-operation required by Licensor for such investigation and audit.

6.5	All expenses incurred for such investigation and audit shall be borne by Licensor.

6.6	If such investigation and audit reveals underpayment by greater than five percent (5%) of the monthly Royalty Payment amount, Licensee shall bear all expenses for such investigation and audit and shall immediately pay to Licensor the unpaid amount together with a per annum default interest thereon equivalent to 18% percent thereof. In the event of Licensee’s understatement of the Royalty Payment amount without any justifiable reasons, Licensor shall be entitled to terminate this Agreement pursuant to Article 13.3(b) below.
Article 7
Advertising & Promotion
7.1	Licensee shall exert its best efforts to advertise, promote and perform marketing activities for the Game in the Territory.

7.2	For the advertising and promotion of the Game in the Territory, Licensee agrees to spend Ten percent (10%) of Service Sales Amount for each twelve-month period from the date of commercial service. Such amount shall include funds spent directly by Licensee or by third parties with which Licensee has marketing or distribution agreements. Licensee shall provide Licensor with detailed information on Licensee’s advertising activities every month in the Monthly Reports as stipulated in Article 6.2 In addition, Licensee shall provide Licensor with a separate marketing activity report on June 30 and December 31 of each year covering the preceding six (6) months’ period. Such report shall be made within thirty (30) days after the end of a half year period.

7.3	Licensor shall provide Licensee with samples of the marketing and promotional materials for the Game that have been or will be produced on behalf of Licensor during the term of this Agreement. Licensee shall pattern all of its advertising, marketing and promotional materials for the Game in the Territory after the samples furnished to Licensee by Licensor, and Licensee shall provide Licensor with samples of the advertising, marketing and promotional materials for the Game produced by Licensee no later than seven (7) days before launching of each campaign. Within seven (7) days after the receipt of samples of Licensee’s advertising, marketing and promotional materials, Licensor shall notify Licensee in writing of Licensor’s approval or disapproval thereof, or of any changes that Licensor may require Licensee to make thereto. Licensor’s failure to respond within the said period of seven (7) days after receipt of such samples of advertising material shall be deemed as approval of such advertising materials.
7.4	Except as otherwise provided herein, the ownership of and the copyright in the marketing and advertising materials produced or used by Licensee on the Game (“Advertising Materials”) shall remain exclusively with Licensor, and Licensee shall not use the Advertising Materials for any purpose other than promotion, distribution, marketing and advertising of the Game pursuant to the terms and conditions of this Agreement.

7.5	Licensee may provide End Users with free points and free accounts as may be reasonably necessary, at Licensee’s sole discretion, for the purposes of the promotion, operation and advertisement of the Game only with prior written approval from Licensor. The detailed information on the free points and accounts provided by Licensee to End Users shall be provided to Licensor on a monthly basis in the Monthly Report as stipulated in Article 6.2.
Article 8
Other Obligations of Licensee
8.1	Licensee shall exert its best efforts to supply, distribute and promote the Game in the Territory.

8.2	Licensee shall be solely responsible for service, use, promotion, distribution and marketing of the Game in the Territory, and Licensor shall not be responsible for or obligated to provide any of the foregoing above and beyond the obligations stipulated in this Agreement.

8.3	Licensee shall provide full and comprehensive installation and maintenance support to End Users to assist them in their use of the Game, including but not limited to Licensee’s maintaining 24-hour installation and maintenance contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for on-line game operation.

8.4	Licensee shall provide its best efforts to protect the Intellectual Property rights of Licensor and shall assist Licensor to procure appropriate legal and administrative measures against any and all activities by third parties infringing the Game or any of the Intellectual Property rights of Licensor on or in relation to the Game, including without limitation to, manufacture or sales of counterfeiting CDs, manuals, workbooks or other products.

8.5	Licensee shall abide by all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Game in the Territory.

8.6	Licensee shall provide a prior written notice to Licensor in the event Licensee intends to change its marketing strategies, including advertising, marketing, promotional materials, product packaging and price policies relating to the Game, and other important policies.

8.7	Licensee shall indemnify and hold harmless Licensor and its officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim by a third party on or in relation to Licensee’s service, use, promotion, distribution and marketing of the Game.

8.8	Upon Licensor’s request, Licensee shall provide Licensor with suitable office space and office supplies in Licensee’s office for the auditing activities of Licensor. Access to such office space shall be limited only to persons designated by Licensor. All expenses incurred by Licensor’s employees and auditor dispatched to Licensee’s offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees and cost for auditors during their stay at such offices shall be borne and paid by Licensor.

8.9	Licensee shall not (1) copy, modify, display or distribute to any person all or any part of the Game, except as provided for herein; (2) disassemble, decompile or reverse engineer the Game, or any part thereof; (3) use, distribute or provide the Game to any third parties, except as authorized in this agreement; (4) distribute or make the Game, or any executables derived or produced therefrom; (5) knowingly distribute, make available or disclose the Game to any third party except as authorized herein; (6) license, sublicense, distribute or make available the Game to any third party, except as provided in this Agreement; (7) assist any other person or entity in doing any of the foregoing. Licensee shall use commercially reasonable efforts to prevent any third party from doing all or any of the foregoing without the permission of Licensor. Licensee shall be responsible for all matters arising out of any payment relating to sub-distributor.
Article 9
Technical Information and Intellectual Property
9.1	Technical Information and Intellectual Property shall be exclusively owned by Licensor, and this Agreement shall not grant Licensee or permit Licensee to exercise any right or license in or to the Technical Information and Intellectual Property except for the License granted under this Agreement. Licensee shall not obtain or try to obtain any registered industrial property or copyright in or over any of the Technical Information and Intellectual Property of Licensor regardless of the Territory and exploitation area.

9.2	Licensor hereby represents and warrants that Licensor is the legal owner of the Technical Information and Intellectual Property; that it has a legal and valid right to grant the rights and License under this Agreement to Licensee, and that the Game and Technical Information do not violate or infringe any patent, copyright and trademark of any third party in Korea.

9.3	Licensor further guarantees and warrants to Licensee that the Game and the corresponding Technical Information and accompanying Intellectual Property:
a)	shall not violate any Intellectual Property rights of any third party or any rights of publicity or privacy in Korea;

b)	shall not violate any law, statute, ordinance or regulation (including without limitation the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising) of Korea or any other country; and

c)	shall not contain any obscene, child pornographic or indecent contents.
9.4	Licensor agrees to indemnify and hold harmless Licensee from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees and costs of settlement, resulting from the breach by Licensor of its express warranties given herein provided that Licensee (a) promptly notifies Licensor of such claim; (b) allows Licensor to control the defense of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Licensor in connection with such claim.

9.5	For the purpose to prevent and/or halt any threatened or actual infringement or violation of Intellectual Property rights by third parties in the Territory, Licensee shall take all reasonable action, legal or otherwise to prevent and/or halt any threatened or actual infringement or violation of Intellectual Property rights by third parties in the Territory, or to address and answer any third party claims or demands in respect of the Intellectual Property rights at Licensee’s own cost.
Article 10
Limitation of Liability
10.1	Except as may be otherwise provided for herein, Licensor makes no warranties, express or implied, concerning the Game including but not limited to its merchantability or salability in the Territory.

10.2	In no event will either party be liable to the other for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such party has been advised of the possibility of such damage.

10.3	The aggregate liability of either Party under or relating to this Agreement whether in contract, tort (including without limitation negligence) or otherwise, shall be limited to an amount equal to the total amount of the payments made by Licensee during the preceding period of six (6) months preceding the first date in which either Party demands damages in writing against the other Party.

10.4	Licensee shall solely be responsible for any and all obligations to End Users imposed by the government of the Territory and Licensee shall indemnify and protect Licensor against any and all claims by End Users due to faults attributable to Licensee in the event that Licensee terminates the service of Game to End Users for any reason whatsoever and/or this Agreement for any reason whatsoever.
Article 11
Confidentiality
11.1	All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its officers, employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its officers, employees, consultants and advisors.

11.2	In the event that any Confidential Information, including but not limited to the source codes of the Game, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including but not limited to any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.

11.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;
(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)	either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)	is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, the receiving Party shall provide prior written notice of such disclosure to the disclosing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

Article 12
Term
12.1	This Agreement shall become effective on the Effective Date of this Agreement and shall remain in effect for a period of Three (3) years counted from the commercial service date, unless sooner terminated in accordance herewith.

12.2	This Agreement shall automatically renew for successive One (1) year periods, unless either party provides the other with written notice of its intention not to renew at least Three (3) months prior to the end of the initial term of this Agreement(The “First Renewal”). Licensee agrees that the Royalty Payments (as described in Article5.2) in the First Renewal hereof shall be increased from Twenty Five percent (25%) to Twenty Eight percent (28%), however there shall be no license extension fee, which is imposed on or payable by the Licensee.

12.3	No later than Three (3) months prior to the expiration of the First Renewal, Licensor shall give Licensee the first right of negotiation for a period of Ninety (90) days for re-execution of a License Agreement for an additional term of One (1) year (the “Second Renewal”) for the Game. The Second Renewal shall be made based on the concurrent users and revenues of the Game during the time of the negotiation. If no agreement in writing is made between the Parties for renewal or re-execution of a license agreement during such period, this Agreement shall expire without any further extension or renewal.
Article 13
Termination
13.1	This Agreement may be terminated upon the mutual agreement of the Parties.

13.2	Each Party shall have the right to immediately terminate this Agreement:
(a)	upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)	if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

(c)	in accordance with Section 13.3 below.
13.3	Notwithstanding Article 13.2 above, Licensor may immediately terminate this Agreement upon a written notice to Licensee:

(a)	if Licensee fails to pay any due payments including License Fee or Royalty Payments, for any given month as set forth in Article 5.1 and 5.2, within twenty (20) days after receiving written notice from Licensor for late payment;

(b)	in the event of a willful, gross understatement by Licensee of the Payments due Licensor without any justifiable reasons, as defined in Article 6.6 above;

(c)	if the Close Beta Test and/or Open Beta Test of the Game is not launched in the Territory within the period set forth in Article 3.7, unless such failure has been caused by Licensor or is due to force majeure event as set forth in Article 14;

(d)	if the commercial service of the Game is not launched in the Territory within the period set forth in Article 3.7, unless such failure has been caused by Licensor or is due to force majeure event as set forth in Article 14; or

(e)	if the service of the Game in the Territory is stopped, suspended, discontinued or disrupted for more than fifteen (15) consecutive days during the term of this Agreement due to causes attributable to Licensee.;

(f)	if the Game in the Territory is provided upon free or unreasonably low price, compared to fair market value, by Licensee without prior written approval from Licensor except as otherwise specified in Article 7.5;
13.4	Upon the effective date of such termination, all rights granted to Licensee hereunder shall immediately cease and shall revert to Licensor, and Licensee shall immediately cease servicing of the Game and return to Licensor any and all software, technical documents and other materials or information provided by Licensor to Licensee under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, Licensee shall provide and deliver to Licensor any and all such information and documents related to the Game, including but not limited to database related to the Game and information and/or data source about the Game users, as may be requested by Licensor.

13.5	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 6, 9, 10, 11, and 13.4, which shall survive the expiration or termination of this Agreement.

13.6.	Licensor shall have no liability to Licensee for damages of any kind, including indirect, incidental or consequential damages, on account of the termination or expiration of this Agreement in accordance with its terms.

13.7	Upon termination or expiration of this Agreement, Licensee shall shut down and terminate the service of Game provided by Licensee. Licensor shall have the right to assume the service of the Game one (1) month prior to such termination. Licensor may elect to purchase any equipment purchased by Licensee for the service of the Game at the fair market value of such equipment on the date Licensor elects to assume the service of the Game as determined by an independent third party expert appointed by mutual consent of the Parties.

Article 14
Force Majeure
14.1	Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities or, acts of God or the public enemy. Force majeure shall include actions taken by the government of the Republic of Korea or agencies thereof, which restrict the ability of Licensee to remit payments to Licensor under this agreement, or failure of the government of the Republic of Korea or agencies thereof to approve such payments.

14.2	If the default, delay or failure to perform as set forth above in Article 14.1 exceeds one hundred eighty (180) days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.
Article 15
General Provisions
15.1	Licensee may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of Licensor. Licensor may, with prior written notice to Licensee, assign, delegate or otherwise transfer all or part of its rights, obligations and responsibilities under this Agreement to a third party designated by Licensor.

15.2	It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Licensee shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

15.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:

If to Licensor.
Attention: Mr. Charles Baik
15F, Nuritkum Square Business Tower. 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea
Tel: +82-2-2132-7000
Fax: +82-2-2132-7070
If to Licensee
Attention:
4499 Glencoe Avenue Marina Del Rey, CA 90292, USA
Tel: +1-310-827-0799
Fax: +1-310-827-0813
15.4	No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

15.5	This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.

15.7	This Agreement may be amended only upon the execution of a written agreement between Licensor and Licensee that makes specific reference to this Agreement.

15.8	This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea.

15.9	All disputes, controversies, or differences which may arise between the Parties, out of or in relation to or in connection with this Agreement, or for the breach thereof, shall be finally settled by arbitration in Seoul, Korea, in accordance with Arbitration Rules of the Korean Commercial Arbitration Board and under the laws of Korea. The award rendered by the arbitrator shall be final and binding upon both Parties concerned.

15.10	If any article, sub-article or other provision of this Agreement or the application of such article, sub-article or provision, is held invalid, then the remainder of the Agreement and the application of such article, sub-article or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.

15.11	Headings in this Agreement have been inserted for purpose of convenience only and are not to be used in construing or interpreting this Agreement.
IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above-written.

Gravity Co., Ltd			Gravity Interactive, Inc

By:			By:

	Name:	Il Young, Ryu		Name:	Il Young, Ryu
	Title:	Chairman & CEO		Title:	CEO